SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D
                         (Rule 13d-101)

           Under the Securities Exchange Act of 1934
                       (Amendment No. 10)

                      GREY ADVERTISING INC.
   _____________________________________________________________
                        (Name of Issuer)

              Common Stock, par value $1 per share
  Limited Duration Class B Common Stock, par value $1 per share
   _____________________________________________________________
                 (Title of Class and Securities)

                           397838 10 3
                           397838 20 2
   ____________________________________________________________
             (CUSIP Number of Class of Securities)

                         Edward H. Meyer
                    c/o Grey Advertising Inc.
              777 Third Avenue, New York, NY 10017
                          (212)546-2000
   _____________________________________________________________
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           Copy to:

                     David J. Friedman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                   New York, New York  10022
                         (212) 735-3000

                        November 26, 1996
   ____________________________________________________________
                 (Date of Event which Requires
                   Filing of this Statement)

    If the filing person has previously filed a statement on
    Schedule 13G to report the acquisition which is the
    subject of this Statement because of Rule 13d-1(b)(3) or
    (4), check the following:               ( )


                          SCHEDULE 13D

   CUSIP No.  397838 10 3 (Common Stock)
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Edward H. Meyer

   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                    (a)  ( )
                                                    (b)  (x)
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        PF; OO
   _________________________________________________________________
   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
   _________________________________________________________________
                       (7)  SOLE VOTING POWER
    NUMBER OF SHARES         104,553 shares
      BENEFICIALLY            63,891 shares (voting power by Mr.
     OWNED BY EACH                   Meyer as Trustee; beneficial
       REPORTING                     ownership disclaimed)
      PERSON WITH             25,446 shares (issuable upon
                                     conversion of debentures)
                              46,666 shares (issuable upon
                                     exercise of exercisable stock
                                     options)
___________________________________________________________________
                       (8)  SHARED VOTING POWER
                              50,136 shares held in Employee Stock
                                     Ownership Plan
                     ___________________________________________
                       (9)  SOLE DISPOSITIVE POWER
                             104,553 shares
                              25,446 shares (issuable upon
                                     conversion of debentures)
                              46,666 shares (issuable upon exercise
                                     of exercisable stock options)
                    ____________________________________________
                      (10)  SHARED DISPOSITIVE POWER
                            None
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,553 shares
         25,446 shares (issuable upon conversion of debentures)
         46,666 shares (issuable upon exercise of exercisable stock options)
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                    (x)
   __________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        11.8% (18.4%, including the 25,446 shares and 46,666 shares issuable upon conversion of debentures and exercise of options, respectively)
   ___________________________________________________________________
   (14) TYPE OF REPORTING PERSON
                   IN


                          SCHEDULE 13D

   CUSIP No.  397838 20 2 (Class B Stock)
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Edward H. Meyer
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                    (a)  ( )
                                                    (b)  (x)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        PF; OO
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
   _________________________________________________________________
                       (7)  SOLE VOTING POWER
    NUMBER OF SHARES           110,053  shares
      BENEFICIALLY              63,732  shares (voting power by Mr.
     OWNED BY EACH                      Meyer as Trustee; beneficial
       REPORTING                        ownership disclaimed)
      PERSON WITH               25,446  shares (issuable upon
                                        conversion of debentures)
                     ___________________________________________
                       (8)  SHARED VOTING POWER
                                56,944  shares held in Employee Stock
                                        Ownership Plan
                     ___________________________________________
                       (9)  SOLE DISPOSITIVE POWER
                               110,053  shares
                                25,446  shares (issuable upon
                                        conversion of debentures)
                    ____________________________________________
                      (10) SHARED DISPOSITIVE POWER
                            None
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,053 shares
         25,446 shares (issuable upon conversion of debentures)
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (X)
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        37.4% (42.4%, including the 25,446 shares issuable upon conversion of debentures)
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        IN
   _________________________________________________________________


                             SCHEDULE 13D


     ITEM 1.   SECURITY AND ISSUER.

               This Amendment No. 10 hereby amends and supple-ments the Statement on Schedule 13D, as amended, filed by Edward H. Meyer. This filing relates to the shares of Common Stock, par value $1 per share ("Common Stock") and to the shares of Limited Duration Class B Common Stock, par value $1 per share ("Class B Stock") (the Common Stock and Class B Stock being hereinafter collectively referred to as the "Shares") of Grey Advertising Inc., a Delaware corpora-tion (the "Company" or "Grey"). The Company has its princi-pal executive offices at 777 Third Avenue, New York, New York 10017.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The last paragraph of Item 3 is amended and restated to read as follows:

               The 1995 and 1996 Options, each more fully de-scribed in Item 6 below, were granted to Mr. Meyer without cash consideration.

     ITEM 4.   PURPOSE OF TRANSACTION.

     The second paragraph of Item 4 is amended and restated to read as follows:

               Mr. Meyer may acquire additional shares of Common Stock by exercising the 1995 Option (as defined in Item 6 below), and/or by exercising the 1996 Option (as defined in
     Item 6 below). In addition, Mr. Meyer may elect to purchase additional Shares or sell any Shares held at any time sub-ject to applicable law. Any such determination may be based on a number of factors, including the continued employment of Mr. Meyer by the Company, the price and availability of shares, subsequent developments affecting the Company, the Company's business and prospects, general stock market and economic conditions and other similar factors.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The first two paragraphs of Item 5 are deleted and replaced with the following three paragraphs:

               As of January 1, 1997, Mr. Meyer beneficially owns 129,999 shares of Common Stock (including 25,446 shares that are issuable upon conversion of Mr. Meyer's holdings of $3,025,000 principal amount of the Company's 8 1/2% Convert-ible Subordinated Debentures Due December 31, 2003 (the "Debentures")) and 135,499 shares of Class B Stock (includ-ing 25,446 shares that are issuable upon conversion of the Debentures), representing approximately 14.2% and 42.4%, respectively, of the Common Stock and Class B Stock out-standing, assuming such additional shares were outstanding.*

               In addition, as more fully described in Item 6 below, Mr. Meyer has been granted two issuances of options

     _____________________
     * Based on 888,108 shares of Common Stock and 294,107 shares of Class B Stock outstanding as of January 1, 1997.


     to purchase shares of Common Stock. On February 21, 1995, the Company finalized the documentation relating to the issuance to Mr. Meyer of the 1995 Option (as defined in Item
     6) to purchase 40,000 shares of Common Stock effective as of January 5, 1995. The 1995 Option, by its terms, became exercisable as to 13,333 shares as of the 1995 Effective Date (as defined in Item 6), as to an additional 13,333 shares as of the first anniversary of the 1995 Effective Date and as to the final 13,334 shares as of the second anniversary of the 1995 Effective Date. On November 26, 1996, the Company granted Mr. Meyer the 1996 Option (as defined in Item 6) to purchase 20,000 shares of Common Stock. The 1996 Option, by its terms, became exercisable as to 6,666 shares as of the 1996 Effective Date (as defined in Item 6). The 1996 Option will become exercisable for 6,667 additional shares of Common Stock on the first anniversary and 6,667 additional shares of Common Stock on the second anniversary of the 1996 Effective Date.

               Assuming the exercise of the 1995 Option in whole (including the final trenche of the 1995 Option which vested on January 5, 1997) and of the 1996 Option with respect to the 6,666 shares presently exercisable, Mr. Meyer would beneficially own 176,665 shares of Common Stock (including the 25,446 shares that are exercisable upon conversion of the Debentures, as described above), representing 18.4% of the outstanding Common Stock, (assuming the shares exercis-able upon conversion of the Debentures and exercise of the Options were outstanding for the purposes of the calcula-
     tion).

     The last paragraph of Item 5 is amended and restated to read as follows:

               The aggregate number of shares of Common Stock, Class B Stock, and Preferred Stock held by Mr. Meyer (in-cluding the shares issuable upon the exercise of the 1995 Option (including the final trenche of the 1995 Option which vested on January 5, 1997), the 1996 Option, to the extent it is presently exercisable, and conversion of the Deben-tures), the Common Stock and Class B Stock held by the Voting Trust with respect to Beneficiaries other than Mr. Meyer and the Common Stock and Class B Stock held by the ESOP in the aggregate represents 71.0% of the votes entitled to be cast at a meeting of stockholders of the Company, assuming that the shares issuable upon exercise of the Options and conversion of the Debentures were outstanding for purposes of the calculation.

     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
               ISSUER.

     The last two paragraphs of Item 6 are deleted and replaced with the following three paragraphs:

               On February 21, 1995, the Company finalized the documentation relating to a Stock Option Agreement, effec-tive as of January 5, 1995 (the "1995 Effective Date") between the Company and Mr. Meyer (the "1995 Option Agree-ment"), granting to Mr Meyer 40,000 shares of Common Stock pursuant to the Company's 1994 Stock Incentive Plan (the "Plan"). The 1995 Option became exercisable as to 13,333 shares as of the 1995 Effective Date, became exercisable as to a further 13,333 shares on January 5, 1996 and became exercisable as to the remaining 13,334 shares on January 5, 1997. The 1995 Option expires on January 5, 2004. The number of shares subject to the 1995 Option and/or the exercise price are subject to adjustment upon the occurrence of certain events such as stock dividends, recapitalizations resulting in stock splits or combinations or exchanges in respect of the Common Stock.

               The Company and Mr. Meyer entered into a Stock Option Agreement (the "1996 Option Agreement", attached hereto as Exhibit 15), effective as of November 26, 1996, the ("1996 Effective Date"), granting to Mr. Meyer an option (the "1996 Option") to purchase 20,000 shares of Common Stock pursuant to the Plan. The 1996 Option became exercis-able as to 6,666 shares as of the 1996 Effective Date and will become exercisable as to the remaining shares in sub-stantially equal installments on November 26, 1997 and November 26, 1998. The 1996 Option expires on November 26, 2005. The number of shares subject to the 1996 Option and/or the exercise price are subject to adjustment upon the occurrence of certain events such as stock dividends, recapitalizations resulting in stock splits or combinations or exchanges in respect of the Common Stock.

               The foregoing is a summary description only and is qualified in its entirety by reference to the 1995 Option
     Agreement and the 1996 Option Agreement and the complete text of the Plan.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is amended to include the following:

     Exhibit 15 . . .    Stock Option Agreement, effective as of
                         November 26, 1996, by and between the
                         Company and Edward H. Meyer.



                               SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 11, 1997.

                                     /s/ Edward H. Meyer
                                     EDWARD H. MEYER


                           INDEX TO EXHIBITS

     Exhibit No.         Exhibit                  Page Number

     15                  Stock Option Agreement,  N/A
                         effective as of
                         November 26, 1996,
                         by and between
                         the Company and
                         Edward H. Meyer.